APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Baby Duck LLC
Income Statement
For the periods ended 2020

	Current Period 11/4/2020 to 12/31/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-

Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Baby Duck, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

Baby Duck LLC
Income Statement
For the periods ended 2021

		Current Period 1/1/2021 to 12/31/2021		Prior Period 11/4/2020 to 12/31/2020
REVENUES				
Sales	$	-	$	-
Other Revenue		-		-
TOTAL REVENUES		-		-
COST OF GOODS SOLD				
Cost of Sales		-		-
Supplies		-		-
Other Direct Costs		-		-
TOTAL COST OF GOODS SOLD		-		-
GROSS PROFIT (LOSS)		-		-
OPERATING EXPENSES				
Attorney Fees		59,000.00		-
Consultant Fees		25,000.00		-
Property Rights		154,000.00		-
County Fees		35,000.00		-
Biologist Fees		15,000.00		-
Surveys and Plans		38,200.00		-
Architectural Fees		20,000.00		-
Land Planning Fees		15,000.00		-
Salaries		-		-
Payroll Taxes and Benefits		-		-
Travel		-		-

TOTAL OPERATING EXPENSES	361,200.00	-
OPERATING PROFIT (LOSS)	(361,200.00)	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (361,200.00)	$ -

Baby Duck, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

I, Anthony Croson, certify that:

1. The financial statements of Baby Duck LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Baby Duck LLC included in this Form reflects accurately the information reported on the tax return for Baby Duck LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature: DocuSigned by: Anthony Croson CE09FB3D0B994BD...

Name: Anthony Croson

Title: Owner